Edwards Angell Palmer & Dodge LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, FL  33401
561.833.7700   fax 561.655.8719
eapdlaw.com

Leslie J. Croland 561.833 .7700 fax 561.655.8719 lcroland@eapdlaw.com

December 21, 2010

VIA EDGAR

Ms. Erin Jaskot, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	CTD Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-25466

Dear Ms. Jaskot:

This letter is written on behalf of CTD Holdings, Inc. (the “Company”) in connection with your December 13, 2010 comment letter.  The Company is unable to respond to the comment letter within the time period requested because (i) the Company has a limited staff, (ii) the Company’s office is closed and the staff is on vacation for two weeks, and (iii) the Company requires additional time to adequately address the comments in the staff’s comment letter. The Company anticipates that it will respond to the comment letter by January 26, 2011.

If you require any additional information, kindly contact me at (561) 833-7700.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland

Cc:   C.E. Rick Strattan, Chief Executive Officer